UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2022

Commission File Number: 005-91913

Fusion Fuel Green PLC
(Translation of registrant’s name into English)

The Victorians, 15-18 Earlsfort Terrace, Saint Kevin's, Dublin 2, D02 YX28, Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Submission of Matters to a Vote of Security Holders.

At 1:00 p.m. Dublin time on September 21, 2022, Fusion Fuel Green plc (the “Company”) held its 2022 Annual General Meeting of Shareholders (“AGM”). Under the Company’s constitution and Irish law, a quorum was present. The items of business considered by the Company’s shareholders at the AGM and a final tabulation of votes cast for and against each proposal, as well as the number of abstentions and broker non-votes with respect to each proposal, are set forth below:

1. The re-election of Rune Magnus Lundetrae for a three-year term.

For	Against	Abstain	Broker Non-Vote
7,608,310	11,354	3,593	0

2. The re-election of Alla Jezmir for a three-year term.

For	Against	Abstain	Broker Non-Vote
7,608,310	11,192	3,843	0

3. The re-election of Theresa Jester for a further term ending at the conclusion of the Company’s 2024 Annual General Meeting.

For	Against	Abstain	Broker Non-Vote
7,609,140	10,524	3,593	0

4. To acknowledge the re-appointment of KPMG LLP as the Company’s statutory auditors.

For	Against	Abstain	Broker Non-Vote
7,608,960	11,158	3,139	0

5. To authorize the board of directors of the Company to fix the remuneration of the Company’s statutory auditors.

For	Against	Abstain	Broker Non-Vote
7,609,004	10,981	3,272	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: September 21, 2022	/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves
Chief Financial Officer